Exhibit 99.2B

THE SAVANNAH BANCORP, INC.

FIRST AMENDMENT TO THE BYLAWS
AS AMENDED AND RESTATED ON JULY 20, 2004

WHEREAS, on July 20, 2004, The Savannah Bancorp, Inc. (the “Company”) amended and restated the Bylaws of the Company; and

WHEREAS, pursuant to Article XII of the Bylaws of the Board of Directors by a majority vote may alter or amend the Bylaws at any regular or special meeting of the Board of Directors; and

WHEREAS, the Board of Directors has resolved to amend the Bylaws of the Company at a regular meeting of the Board of Directors on January 31, 2006;

NOW, THEREFORE, Clause 3.2 of Article III of the Bylaws as altered and amended shall read as follows:

3.2 Number of Directors. The Board of Directors shall consist of between five (5) and eighteen (18) members. The actual number may be fixed or changed from time to time within the range above established by the shareholders or by the Board of Directors.

_/s/ J. Curtis Lewis III_
    J. Curtis Lewis III
    Secretary